

16013325

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARDNER FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8421 Wayzata Blvd.
(No. and Street)

Minneapolis (City) MN (State) 55426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Bumgardner 952-935-4601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Marcum Group

(Name – *if individual, state last, first, middle name*)

111 S Pfingsten Road, Deerfield, IL 60015
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Bumgardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARDNER FINANCIAL SERVICES, INC., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Larry Bumgardner
Signature

President
Title

Lizabeth Lundin
Notary Public



LIZABETH J. LUNDIN
Notary Public
Minnesota
My Commission Expires January 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Gardner Financial Services, Inc.

We have audited the accompanying financial statements of Gardner Financial Services, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Gardner Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gardner Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ Phone 847.282.6300 ▪ Fax 847.282.6301 ▪ www.marcumllp.com

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Gardner Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Gardner Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 24, 2016

Gardner Financial Services, Inc.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash and Equivalents	$ 200,420
Cash on Deposit with Clearing Organization	50,000
Commissions and Fees Receivable	133,203
Investments	236,731
Other Assets	2,632
Total Assets	$ 622,986
LIABILITIES	
Commissions Payable	$ 120,471
Accounts and Accruals Payable	14,015
Total Liabilities	134,486
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Par Value, Authorized 1,000,000 Shares; Issued and Outstanding 535,000 Shares	5,350
Additional Paid-In Capital	49,138
Retained Earnings	434,012
Total Stockholders' Equity	488,500
Total Liabilities and Stockholders' Equity	$ 622,986

The accompanying notes to financial statements are an integral part of these statements.

Gardner Financial Services, Inc.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2015

Revenue	
Commissions	$ 3,637,035
Management Services Income	134,648
Gain on Investments	1,411
Total Revenue	$ 3,773,094
Expenses	
Payroll, Taxes and Benefits	$ 281,548
Commissions Expense	2,923,592
Clearing House Expenses	36,848
Professional Fees	63,070
Compliance Expense	29,900
Office Rent	34,456
Other Expenses	110,435
Total Expenses	3,479,849
Net Income	$ 293,245

The accompanying notes to financial statements are an integral part of these statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2015	540,000	$ 5,400	$ 54,088	$ 374,959	$ 434,447
Net Income for the Year				293,245	293,245
Stockholder Distributions				(207,706)	(207,706)
Stock Redemption	(5,000)	(50)	(4,950)	(26,486)	(31,486)
Balance, December 31, 2015	535,000	$ 5,350	$ 49,138	$ 434,012	$ 488,500

The accompanying notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash Flows Provided by Operating Activities	
Net Income	$ 293,245
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) in Commissions and Fees Receivable	(15,571)
Decrease in Investments	30,076
Increase in Commissions Payable	24,164
(Decrease) in Accounts and Accruals Payable	(287)
Net Cash Provided by Operating Activities	331,627
Cash Flows Used by Financing Activities	
Distributions	(207,706)
Stock Redemption	(31,486)
Net Cash Used by Financing Activities	(239,192)
Net Increase in Cash and Equivalents	92,435
Cash and Equivalents, Beginning of Year	107,985
Cash and Equivalents, End of Year	$ 200,420

The accompanying notes to financial statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. Nature of the Company

Gardner Financial Services, Inc. (the Company) is a registered securities broker-dealer that maintains its headquarters and trading office in Minneapolis, Minnesota. The Company primarily sells mutual funds, other securities and insurance products through a network of independent registered representatives and insurance agents who maintain their own offices.

The Company was incorporated May 11, 1987, under the laws of the state of Minnesota. As a securities broker-dealer, the Company is subject to the regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). In addition, the Company is subject to the various securities and insurance regulations of states in which it does business. The Company is required to supervise its registered representatives and insurance agents. The Company is also required to supervise those registered representatives who are Registered Investment Advisors or associate advisors.

The Company is an introducing broker that accepts customer orders but elects to clear the orders through another broker. RBC Correspondent Services, a division of RBC Capital Markets, LLC, maintains all stock and bond customer accounts for the Company's securities customers, and a portion of the mutual fund accounts. Other customer mutual fund, partnership and annuity accounts are maintained by the individual sponsoring companies.

2. Summary of Significant Accounting Policies

Revenue Recognition – Securities transactions and the related commission income and expense are recorded on the trade date in which they were incurred. Management services income is recognized when earned.

Accounting Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk – Customers' securities transactions may result in credit risk if customers are unable to fulfill their contracted trade settlement obligations. Should customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' settlement obligations. The Company bears this risk of loss associated with transactions executed but not settled.

Cash and Equivalents and Related Risk – The Company considers all highly liquid debt instruments purchased with a maturity of less than three months to be cash equivalents. At times during the year, cash balances on deposit may exceed insured limits.

Commissions Receivable – Amounts are based on negotiated rates for various types of investment activities.

Equipment – The Company owns office equipment with an original cost of approximately $40,000. This equipment is fully depreciated for financial statement purposes and there is no current depreciation expense. Replacement equipment at minimal cost is generally expensed in the year of purchase.

Income Tax – The Company is organized as an S corporation, and therefore the Company's taxable income or loss is reported on the individual income tax returns of the Company's stockholders. The Company does not pay any income tax.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

3. Investments

Funds have been invested in mutual funds and are carried at market value determined as under Level 1 at quoted prices in active markets:

Mutual Funds	$236,731

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs generally are based on indirect information, such as quoted prices for similar assets in active markets, or quoted prices for identical or similar assets in markets that are not active. Level 3 inputs, which are the most subjective, are generally based on the entity's own assumptions on how knowledgeable parties would price assets, and are developed using the best information available in the circumstances. Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. As shown above, the Company measures fair value using Level 1 inputs available for all of its investment assets. Level 2 inputs and Level 3 inputs are only used when Level 1 inputs are not available.

4. Operating Leases

The Company leases office space under a five year lease that began September 2012, and was amended on March 27, 2014 to include additional office space. The office lease expires on November 30, 2017. The net annual rental expense under the lease for the year ended December 31, 2015 was $34,456.

As of December 31, 2015, the Company leased two vehicles under operating leases. The vehicles are leased on three year terms expiring in December 2016 and December 2018 and require monthly payments of $380 and $510, respectively. The vehicle lease expense for the year ended December 31, 2015 was $18,218.

Minimum rental commitments to future years are:

2016	$ 57,960
2017	50,003
2018	6,115
Total	114,078

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $433,421, which was $383,421 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2015 was .31 to 1.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

6. Management Services

The Company charges a related entity for office space and management services that it provides. The agreement dated January 1, 2008, as amended April 1, 2014, requires that the related entity reimburse the Company for its proportionate share of office space, staff and related expenses. For 2015, the Company had management services income of $134,648 from the related entity, according to contractual terms.

7. Income Taxes

The Company has evaluated for uncertain tax positions and management has determined there are no uncertain tax positions as of December 31, 2015. The Company classifies interest related to the underpayment of income taxes as a component of interest expenses and classifies any related penalties in other expenses in the statement of income. There were no penalties or interest related to income taxes for the year ended December 31, 2015. Tax returns from 2012 remain open for examination by tax jurisdictions. The Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

8. Stock Redemption

On February 19, 2015, the Company purchased 5,000 shares of the Company stock from a deceased shareholder's trust for $31,486.

9. Concentration

Approximately 35% of the Company's 2015 revenue was commissions from sales of one investment.

10. Contingencies

In the normal course of business the Company is subject to potential compliance and legal claims. There are no material legal matters as of December 31, 2015 or subsequent.

Gardner Financial Services, Inc.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

1. Total Ownership Equity from Statement of Financial Condition		$488,500
2. Deduct Ownership Equity Not Allowable for Net Capital		
3. Total Ownership Equity Qualified for Net Capital		488,500
4. Add:		
A. Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		
B. Other (Deductions) or Allowable Credits		
5. Total Capital and Allowable Subordinated Liabilities		488,500
6. Deductions and/or Changes:		
A. Total Non-Allowable Assets from Statement of Financial Condition	$19,569	
B. Secured Demand Note Deficiency		
C. Commodity Futures Contracts and Spot Commodities-Proprietary Capital Charges		
D. Other Deductions and Changes		
Total Deductions and Changes		19,569
7. Other Additions and/or Allowable Credits		
8. Net Capital Before Haircuts on Securities Positions		468,931
9. Haircuts on Securities:		
A. Contractual Securities Commitments		
B. Subordinated Securities Borrowings		
C. Trading and Investment Securities		
1. Exempted Securities		
2. Debt Securities		
3. Options		
4. Other Securities		35,510
D. Undue Concentration		
E. Other		
10. Net Capital		433,421
Computation of Aggregate Indebtedness:		
Total Aggregate Indebtedness Liabilities from Statement of Financial Condition	134,486	
Total Aggregate Indebtedness	134,486	
Computation of Basic Net Capital Requirement:		
Capital Requirements:		
$50,000 or 6⅔% of Aggregate Indebtedness, Whichever is Greater		50,000
Net Capital in Excess of Requirements		383,421
Net Capital as Above		433,421
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		419,972
Ratio: Aggregate Indebtedness to Net Capital		.31 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gardner Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Gardner Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Gardner Financial Services, Inc. stated that Gardner Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gardner Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gardner Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 24, 2016


MARCUMGROUP
MEMBER

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**



8421 Wayzata Blvd., Suite 350, Minneapolis, MN 55426 Phone: (952) 935-4601 / Fax: (952) 935-4958

Gardner Financial Services, Inc.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 26, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-S(d)(d):

- Gardner Financial Services, Inc. is a broker/dealer registered with the SEC and FINRA
- Gardner Financial Services, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2015
- Gardner Financial Services, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Gardner Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception
- Gardner Financial Services, Inc. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed

Name: [signature]


MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Gardner Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Gardner Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gardner Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Gardner Financial Services, Inc.'s management is responsible for Gardner Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [specifically, check #14867 dated July 31, 2015 for $3,826 and check #15113 dated December 30, 2015 for $56 on SIPC-6 and check #15163 dated February 3 2016 for $628 on SIPC-7], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences; and


MARCUMGROUP
MEMBER

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [copy of draft SIPC-7 and groupings report] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
February 24, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2425********************MIXED AADC 220
038631 FINRA DEC
GARDNER FINANCIAL SERVICES INC
8421 WAYZATA BLVD STE 350
MINNEAPOLIS MN 55426-1384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4510

B. Less payment made with SIPC-6 filed (**exclude interest**) (3882)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 628

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 628

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 628

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gardner Financial Services INC
(Name of Corporation, Partnership or other organization)

Larry Bumgardner
(Authorized Signature)

President
(Title)

Dated the 3rd day of February, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3773094

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 3773094

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1878530

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 34137

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 1411

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 54923

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 1969001

2d. SIPC Net Operating Revenues $ 1804093

2e. General Assessment @ .0025 $ 4510

(to page 1, line 2.A.)